Filed by The J. M. Smucker Company

Registration No.: 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Company

Commission File No.: 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

THE J. M. SMUCKER COMPANY ANNOUNCES 9% DIVIDEND INCREASE

Orrville, Ohio, April 13, 2004 — The J. M. Smucker Company (NYSE: SJM) today announced that the Board of Directors has approved an increase in the quarterly dividend from $0.23 to $0.25 per common share. The dividend is payable on June 1, 2004, to shareholders of record at the close of business on May 18, 2004.

Tim Smucker, chairman and co-chief executive officer of the Company, commenting on the Board’s decision to raise the quarterly dividend, said, “This dividend increase reflects the continued strong momentum across our businesses and our confidence in the successful closing of the merger with International Multifoods Corporation and the integration of Multifoods’ brands into The J. M. Smucker Company. We are excited about the growth opportunities for all of our brands.”

The J. M. Smucker Company (www.smuckers.com) was founded in 1897 when the Company’s namesake and founder sold his first product — apple butter — from the back of a horse-drawn wagon. Today, over a century later, the Company is the market leader in fruit spreads, peanut butter, shortening and oils, ice cream toppings, and health and natural foods beverages in North America under such icon brands as Smucker’s®, Jif® and Crisco®. For over 107 years, the Company has been headquartered in Orrville, Ohio, and has been family run for four generations. The J. M. Smucker Company was recognized as the top company in FORTUNE Magazine’s 2003 annual survey of The 100 Best Companies to Work For and has ranked consistently in the top 25 companies each year since FORTUNE began the list in 1998. The J. M. Smucker Company has over 2,700 employees worldwide and distributes products in more than 45 countries.

Forward-Looking Statements

This press release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the close of the proposed merger, the ability of the Company to successfully obtain any required financing, the ability to achieve the amount and timing of the estimated savings, success and cost of new marketing and sales programs and strategies intended to promote growth in the Company’s businesses, the strength of commodity markets from which raw materials are procured and the related impact on costs, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in the proxy statement-prospectus. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus.

Contact:

Richard K. Smucker

Co-CEO, President, and CFO

The J. M. Smucker Company

(330) 682-3000